NEWS RELEASE

INTEROIL RECEIVES STATUTORY APPROVALS

Partner Selection Process Moving Forward as Planned

Port Moresby and Houston, Texas, April 15, 2013: InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced that the Joint Venture Operating Agreements (JVOA) relating to operations within Petroleum Retention License 15 and Petroleum Prospecting License 237 have been approved by the Minister for Petroleum and Energy and registered under the Oil and Gas Act.

As previously disclosed, InterOil has received bids from potential partners in connection with the development of the Gulf LNG project and an interest in the Elk and Antelope fields in Papua New Guinea. Confidential negotiations with more than one bidder are ongoing, and the process is moving forward as planned. InterOil will provide further comment once these discussions have closed and an agreement has been reached.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

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Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the development the proposed Gulf LNG Project, the use of gas from the Elk and Antelope fields, the timing of the closing of the bid solicitation process, expectations regarding the ability to achieve a satisfactory conclusion or any conclusion of the partnering process and the timing of a conclusion of the partnering process, business prospects and strategies. development of the Gulf LNG Project with partners, business prospects and strategies. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us, including discussions with bidders on the partnering process and bids received to date in respect of such process. No assurances can be given that these events will occur including, in particular entering into an agreement with a partner for the development of the proposed Gulf LNG Project. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope or Triceratops fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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